Exhibit 99.1

Dingdong (Cayman) Limited Announces First Quarter 2022 Financial Results

SHANGHAI, June 15, 2022 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), the leading and fast-growing fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Highlights:

•	GMV for the first quarter of 2022 increased by 36.0% year over year to RMB5,851.3 million (US$923.0 million) from RMB4,303.5 million in the same quarter of 2021.

•	Total revenue for the first quarter of 2022 increased by 43.2% year over year to RMB5,443.7 million (US$858.7 million) from RMB3,802.1 million in the same quarter of 2021.

•	Total number of orders for the first quarter of 2022 increased by 15.6% year over year to 80.6 million from 69.8 million in the same quarter of 2021.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “During the first quarter of 2022, we maintained solid growth momentum in revenue, order numbers and average order value, while our net loss margin further narrowed substantially. Our strategy of prioritizing product capabilities as our primary growth driver has proven successful, and we believe that Dingdong is on a solid path to profitability.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated, “Since we changed our strategy last August to ‘efficiency first, with due consideration to scale’, our non-GAAP net loss margin in the previous four quarters decreased sequentially from 37.2% to 31.9%, 18.9% and finally 7.8%. We expect our net loss margin to further narrow and bring us to profitability in the future.”

First Quarter 2022 Financial Results

Total revenues were RMB5,443.7 million (US$858.7 million), representing an increase of 43.2% from the same period of 2021, primarily driven by the robust growth in the Company’s GMV with a higher conversion ratio from GMV to revenue.

•

Product Revenues were RMB5,375.1 million (US$847.9 million), an increase of 43.1% from RMB3,757.2 million in the same quarter of 2021, primarily driven by the increase in the number of orders and average order value.

•

Service Revenues were RMB68.6 million (US$10.8 million), an increase of 52.7% from RMB44.9 million in the same quarter of 2021, primarily driven by the increase in the number of customers subscribing to Dingdong’s membership program.

Total operating costs and expenses were RMB5,892.3 million (US$929.5 million), an increase of 14.7% from RMB5,136.0 million in the same quarter of 2021, with a detailed breakdown as below.

•

Cost of Goods Sold was RMB3,879.3 million (US$611.9 million), an increase of 25.8% from RMB3,082.8 million in the same quarter of 2021, primarily driven by the increase in total revenue. Gross margin was 28.7%, which significantly improved from 18.9% in the same quarter of 2021.

•

Fulfillment expenses were RMB1,484.1 million (US$234.1 million) in consistent with the same quarter of 2021. Fulfillment expenses as a percentage of total revenue decreased from 39.0% to 27.3%, as we further improved our supply chain efficiency.

•

Sales and marketing expenses were RMB176.1 million (US$27.8 million), a decrease of 44.7% from RMB318.3 million in the same quarter of 2021, as product capabilities became our primary growth driver and we attracted customers more efficiently.

•

General and administrative expenses were RMB118.7 million (US$18.7 million), an increase of 25.9% from RMB94.3 million in the same quarter of 2021, mainly due to the increased business scale of the Company.

•

Product development expenses were RMB233.9 million (US$36.9 million), an increase of 49.5% from RMB156.5 million in the same quarter of 2021, mainly due to the increased investments in product development capability and technology.

Loss from operations was RMB448.6 million (US$70.8 million), compared with operating loss of RMB1,333.9 million in the same quarter of 2021.

Net loss was RMB477.4 million (US$75.3 million), compared with net loss of RMB1,384.7 million in the same quarter of 2021.

Non-GAAP net loss, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB422.2 million (US$66.6 million), a significant improvement from non-GAAP net loss of RMB1,375.6 million in the same quarter of 2021.In addition, our non-GAAP net loss margin, which is our non-GAAP net loss as a percentage of revenues, narrowed to 7.8% from 36.2% in the same quarter of 2021.

Basic and diluted net loss per share were RMB1.48 (US$0.23), compared with RMB22.36 in the same quarter of 2021. Non-GAAP net loss per share, basic and diluted, was RMB1.31 (US$0.21), compared with RMB22.22 in the same quarter of 2021. The weighted average number of ordinary shares used to compute the basic and diluted net loss per share and non-GAAP net loss per share were 64,908,700 and 324,443,234 in the first quarter of 2021 and 2022, respectively. All outstanding redeemable convertible preferred shares were not included in the computation until July 2021, when they were converted into ordinary shares upon the completion of the Company’s initial public offering.

Cash and cash equivalents and short-term investments were RMB4,852.7 million (US$765.5 million) as of March 31, 2022, compared with RMB5,231.1 million as of December 31, 2021.

About Dingdong (Cayman) Limited

We are the largest and fast-growing fresh grocery e-commerce company in China, in terms of average MAU in 2021, according to the report of China Insights Consultancy (“CIC”). We directly provide users and households with fresh produce, meat, seafood, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. With fresh groceries as our core product categories, we have successfully expanded to providing prepared food and other food products to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, we are working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand. Furthermore, leveraging our longstanding cooperation with upstream farms and suppliers, we have further expanded to developing and producing private label products to enrich our offerings to all consumers.

For more information, please visit: www.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	662,768	1,256,903	198,272
Restricted cash	7,664	9,664	1,524
Short-term investments	4,568,346	3,595,810	567,225
Accounts receivable, net	191,519	257,264	40,582
Inventories	537,472	475,223	74,965
Advance to suppliers	86,711	136,047	21,461
Prepayments and other current assets	461,843	283,530	44,726

Total current assets	6,516,323	6,014,441	948,755
Non-current assets:
Property and equipment, net	472,371	460,103	72,579
Operating lease right-of-use assets	2,245,571	1,960,191	309,213
Other non-current assets	185,793	188,303	29,704

Total non-current assets	2,903,735	2,608,597	411,496

TOTAL ASSETS	9,420,058	8,623,038	1,360,251

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,058,624	1,870,064	294,995
Customer advances and deferred revenue	243,480	243,629	38,432
Accrued expenses and other current liabilities	653,261	681,475	107,500
Salary and welfare payable	244,740	245,119	38,667
Operating lease liabilities	969,494	870,931	137,386
Short-term borrowings	3,121,046	3,197,730	504,430
Current portion of long-term borrowings	57,875	24,250	3,825

Total current liabilities	7,348,520	7,133,198	1,125,235

Non-current liabilities:
Operating lease liabilities	1,244,096	1,049,503	165,555
Other non-current liabilities	69,373	69,373	10,943

Total non-current liabilities	1,313,469	1,118,876	176,498

TOTAL LIABILITIES	8,661,989	8,252,074	1,301,733

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	30,000	101,435	16,001

TOTAL MEZZANINE EQUITY	30,000	101,435	16,001

Shareholders’ (deficit)/equity
Ordinary shares	4	4	1
Additional paid-in capital	13,685,062	13,740,237	2,167,469
Treasury stock	(7,042)	(16,980)	(2,679)
Accumulated deficit	(12,765,713)	(13,244,531)	(2,089,274)
Accumulated other comprehensive loss	(184,242)	(209,201)	(33,000)

TOTAL SHAREHOLDERS’ EQUITY	728,069	269,529	42,517

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,420,058	8,623,038	1,360,251

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	3,757,208	5,375,090	847,900
Service revenues	44,911	68,582	10,819

Total revenues	3,802,119	5,443,672	858,719

Operating costs and expenses:
Cost of goods sold	(3,082,840)	(3,879,328)	(611,949)
Fulfillment expenses	(1,484,091)	(1,484,142)	(234,117)
Sales and marketing expenses	(318,259)	(176,116)	(27,782)
Product development expenses	(156,502)	(233,915)	(36,899)
General and administrative expenses	(94,347)	(118,771)	(18,736)

Total operating costs and expenses	(5,136,039)	(5,892,272)	(929,483)

Loss from operations	(1,333,920)	(448,600)	(70,764)
Interest income	3,840	13,234	2,088
Interest expenses	(14,554)	(30,708)	(4,844)
Other income	5,799	15,115	2,384
Other expenses	(1,454)	(26,424)	(4,168)
Changes in fair value of warrant liabilities	(44,457)	—	—

Loss before income tax	(1,384,746)	(477,383)	(75,304)

Income tax expenses	—	—	—

Net loss	(1,384,746)	(477,383)	(75,304)

Accretion of redeemable convertible preferred shares	(66,432)	—	—
Accretion of redeemable noncontrolling interests	—	(1,435)	(226)

Net loss attributable to ordinary shareholders	(1,451,178)	(478,818)	(75,530)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss per ordinary share:
Basic and diluted	(22.36)
Shares used in net loss per ordinary share computation:
Basic and diluted	64,908,700
Net loss per Class A and Class B ordinary share:
Basic and diluted		(1.48)	(0.23)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted		324,443,234	324,443,234
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	4,626	(24,959)	(3,937)

Comprehensive loss	(1,380,120)	(502,342)	(79,241)

Accretion of redeemable convertible preferred shares	(66,432)	—	—
Accretion of redeemable noncontrolling interests	—	(1,435)	(226)

Comprehensive loss attributable to ordinary shareholders	(1,446,552)	(503,777)	(79,467)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021 RMB	2022 RMB	2022 US$
	(Unaudited)
Net cash used in operating activities	(1,014,589)	(385,203)	(60,764)
Net cash (used in)/provided by investing activities	(312,440)	885,907	139,749
Net cash generated from financing activities	4,286,222	98,991	15,615

Effect of exchange rate changes on cash and cash equivalents and restricted cash	4,566	(3,560)	(562)
Net increase in cash and cash equivalents and restricted cash	2,963,759	596,135	94,038

Cash and cash equivalents and restricted cash at the beginning of the period	1,450,448	670,432	105,758
Cash and cash equivalents and restricted cash at the end of the period	4,414,207	1,266,567	199,796

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss	(1,384,746)	(477,383)	(75,304)
Add: share-based compensation expenses (1)	9,151	55,174	8,703

Non-GAAP net loss	(1,375,595)	(422,209)	(66,601)

Net loss margin	(36.4%)	(8.8%)
Add: share-based compensation expenses	0.2%	1.0%

Non-GAAP net loss margin	(36.2%)	(7.8%)

Net loss attributable to ordinary shareholders	(1,451,178)	(478,818)	(75,530)
Add: share-based compensation expenses (1)	9,151	55,174	8,703

Non-GAAP net loss attributable to ordinary shareholders	(1,442,027)	(423,644)	(66,827)

Net loss per ordinary shareholders:
Basic and diluted	(22.36)
Add: share-based compensation expenses	0.14

Non-GAAP net loss per ordinary share: Basic and diluted	(22.22)

Net loss per Class A and Class B ordinary share:
Basic and diluted		(1.48)	(0.23)
Add: share-based compensation expenses		0.17	0.02

Non-GAAP net loss per Class A and Class B ordinary share:
Basic and diluted		(1.31)	(0.21)

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	2,444	12,116	1,911
Sales and marketing expenses	352	(255)	(40)
Product development expenses	3,062	26,037	4,107
General and administrative expenses	3,293	17,276	2,725

Total	9,151	55,174	8,703